China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion,
No. 6-20 Jinsui Rd.,
Tianhe District, Guangzhou,
Guangdong Province, P. R. C.

VIA EDGAR
Mr. Jerard Gibson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	China Xingbang Industry Group Inc.
Registration Statement on Form S-1
Filed November 18, 2011
File No. 333-178062

China Xingbang Industry Group Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter it received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 31, 2012 regarding the Registration Statement on Form S-1 (“Form S-1”) initially filed on November 18, 2011. A marked version of Amendment No. 3 (“Amendment No. 3”) to Amendment No. 2 to the Registration Statement is enclosed herewith reflecting all changes to Amendment No. 2 to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
You state on the cover page of the prospectus that the “selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices” We note further that  you state that you have not yet satisfied the requirements for quotation on the OTCBB. As such, please revise to clarify that the selling shareholders will offer their shares at a fixed price until the shares are quoted on the OTCBB and disclose such price.

Response:   In response to your comment, we have revised the disclosure to clarify that the selling shareholders will offer their shares at a fixed price of $0.40 per share until the shares are quoted on the OTCBB.

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In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Adam Mimeles, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Xiaohong Yao
Xiaohong Yao
Chairman of the Board, CEO and President